Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

JetBlue Technology Ventures
Press Release

December 7, 2021

JetBlue Technology Ventures’ Portfolio Company Tomorrow.io to List on Nasdaq Through Merger With Pine Technology

Tomorrow.io demonstrates JetBlue Technology Ventures’ commitment to foster innovation at JetBlue Airways through its strategic investments.

SAN CARLOS, Calif.--JetBlue Technology Ventures (JTV), the corporate venture capital subsidiary of JetBlue Airways (NASDAQ:JBLU), today congratulates its portfolio company The Tomorrow Companies Inc. (Tomorrow.io) on the announcement of its intended merger with special purpose acquisition company Pine Technology Acquisition Corp. (Pine Technology). Once finalized, the combined company will be named Tomorrow.io and its common stock is expected to be listed on Nasdaq for public trade.Tomorrow.io delivers operational insights to help organizations prepare for the business impact of weather and automates decision-making to enable climate adaptation at scale. The company aligns with JTV’s commitment to identifying next-generation aviation operations and enterprise technology.

Following its initial investment in 2017, JTV assisted JetBlue in launching a trial of Tomorrow.io’s Weather and Climate Security Platform at five JetBlue focus cities. Today, the technology is currently in use throughout the JetBlue network to reduce airport costs associated with weather-related cancellations or delays and to increase safety within ground operations.

“Aviation is an industry heavily impacted by weather on a day-to-day basis, which made Tomorrow.io a natural investment fit for JetBlue Technology Ventures. Since that time, it has consistently delivered valuable returns to JetBlue by minimizing operational airport disruptions. Its continued technological advancements and customer momentum lead us to believe that when it comes to predicting the weather of the future, there will be blue skies ahead,” said Amy Burr, President of JTV.

To further contribute to Tomorrow.io’s success, JTV has committed to a private investment in public equity (PIPE). The PIPE includes commitments from other institutional investors including funds managed by Koch Strategic Platforms, National Grid Partners, SB Energy Corp., SoftBank Group’s Japanese wholly-owned subsidiary, as well as Pine Technology’s sponsor, Pine Technology Sponsor LLC.

“JetBlue Technology Ventures has served as a strategic investor since our company’s founding. We’re eager to continue working with the JetBlue team to provide cutting-edge operations tools and weather technology for safer and more efficient skies,” said Shimon Elkabetz, Co-founder and CEO of Tomorrow.io.

Information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Pine Technology with the Securities and Exchange Commission (SEC) and will be available at www.sec.gov.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Pine Technology Acquisition Corp. (Pine Technology) and The Tomorrow Companies Inc. (Tomorrow.io), Pine Technology will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 which will include Pine Technology’s prospectus and proxy statement (Proxy Statement/Prospectus). Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in Pine Technology’s final prospectus, filed with the SEC on March 11, 2021. These documents are available free of charge as described above.

About JetBlue Technology Ventures

JetBlue Technology Ventures invests in and partners with early stage startups innovating in the travel, transportation, and hospitality industries. The company prioritizes investments that advance the seamless customer-centric journey; reimagine the accommodation experience; next-generation aviation operations and enterprise tech; distribution, loyalty, and revenue management; and sustainable travel. Founded in 2016, JetBlue Technology Ventures is a wholly-owned subsidiary of JetBlue (NASDAQ: JBLU) and is located in Silicon Valley, California. For more information, visit www.JetBlueVentures.com.

About Tomorrow.io:

Tomorrow.io is The World’s Weather and Climate Security Platform, helping countries, businesses, and individuals manage their weather and climate security challenges. Fully customizable to any industry impacted by the weather, customers around the world including Uber, Delta, Ford, National Grid, and more use Tomorrow.io to dramatically improve operational efficiency. Tomorrow.io was built from the ground up to help teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale. Headquartered in Boston, MA, Tomorrow.io employs more than 170 people globally.

Contacts

Media:

JetBlue Technology Ventures
media@jetblueventures.com

JetBlue Airways
corpcomm@jetblue.com

Tomorrow.io Media
TomorrowPR@icrinc.com

Tomorrow.io Investors
TomorrowIR@icrinc.com